___________________

Form 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road
Shanghai 200233
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTEN

Description	Page

Signature	3

Exhibit 99.1 — Third Quarter Fiscal 2010 Results Dated November 16, 2010	4

Exhibit 99.2 — 2010 Third Quarter Results Presentation Dated November 17, 2010	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: November 17, 2010

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
THIRD QUARTER FISCAL 2010 RESULTS

SHANGHAI, PRC — November 16, 2010 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the third fiscal quarter ended September 30, 2010.

Third Quarter 2010 Highlights:

•	Net revenue was RMB338.7 million (US$50.6 million), an increase of 5.3% from the second quarter 2010 and an increase of 16.7% from the third quarter 2009.
•
Gross profit was RMB288.5 million (US$43.1 million), an increase of 5.0% from the second quarter 2010 and an increase of 17.9% from the third quarter 2009.  Gross profit margin for the third quarter 2010 was 85.2%.

•
Net income attributable to the Company’s shareholders was RMB208.7 million (US$31.2  million), an increase of 12.2% from the second quarter 2010 and an increase of 5.6% from the third quarter 2009. The margin of net income attributable to the Company’s shareholders for the third quarter 2010 was 61.6%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) or one ordinary share were RMB0.92 (US$0.14) and RMB0.89 (US$0.13), respectively, compared to basic and diluted earnings per ADS of RMB0.82 and RMB0.79, respectively, for the second quarter 2010, and basic and diluted earnings per ADS of RMB0.87 and RMB0.84, respectively, for the third quarter 2009.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB220.9 million (US$33.0 million), an increase of 14.4% from the second quarter 2010 and an increase of 7.5% from the third quarter 2009.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 65.2%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB0.97 (US$0.15) and RMB0.95 (US$0.14), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB0.85 and RMB0.82, respectively, for the second quarter 2010, and basic and diluted non-GAAP earnings per ADS of RMB0.91 and RMB0.88, respectively, for the third quarter 2009.

•	Active Paying Accounts (“APA”) for online games was 1,497,000, an increase of 4.4% from the second quarter 2010 and an increase of 35.1% from the third quarter 2009.
•	Average Revenue Per User (“ARPU”) for online games was RMB225.0, an increase of 0.8% from the second quarter 2010 and a decrease of 13.4% from the third quarter 2009.
•	Average Concurrent Users (“ACU”) for online games was 538,000, a decrease of 19.7% from the second quarter 2010 and an increase of 26.3% from the third quarter 2009.
•	Peak Concurrent Users (“PCU”) for online games was 1,466,000, a decrease of 11.5% from the second quarter 2010 and an increase of 14.5% from the third quarter 2009.

FOR IMMEDIATE RELEASE

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “In the third quarter 2010, we witnessed both top and bottom line growth on a sequential and year-over-year basis.  Our improving financial results were underpinned by steady growth from our flagship ZT Online Series of games, resulting in a year-over-year improvement across most of our key operating metrics, and in particular, the expansion of our paying player base.

“We firmly recognize the need to invest in our future in order to offer the most innovative and unique features and gaming experiences. As such, our R&D efforts have focused on enhancing the content in our existing products, to keep them fresh for our core user base.  Furthermore, efforts to develop and test our pipeline games, such as ZT Online 2 and our licensed games Elsword and Allods Online, remain underway and are an integral element of our diversification initiative.  As we work to optimize each of our new and existing games, we are also actively pursuing international licensing agreements to further expand our player base and diversify our revenue streams.  I am pleased to report that we currently have licensing agreements for some of our games in Taiwan, Japan, Brazil and Turkey, and look to extend this list to include other regions around the world in the near future.

“Our progress in building a broader, more sustainable player base has translated into strengthening financial performance.  Our operations and finances remain fundamentally sound, providing us with a solid platform to pursue our growth initiatives.  Looking ahead, we expect to again deliver steady revenue growth supported by the continuing health of our ZT Online Series of games, with additional growth opportunities in the coming year as some of our pipeline games begin to gain traction.”

Third Quarter Fiscal 2010 Unaudited Financial Results

Net Revenue.  Net revenue for the third quarter 2010 was RMB338.7 million (US$50.6 million), representing a 5.3% increase from RMB321.7 million in the second quarter 2010 and a 16.7% increase from RMB290.2 million in the third quarter 2009.

Revenue from online games in the third quarter totaled RMB327.4 million (US$48.9 million), representing a 4.3% increase from RMB313.8 million in the second quarter 2010 and a 13.8% increase from RMB287.5 million in the third quarter 2009.  Online game net revenue increased sequentially primarily due to the growth of the ZT Online Series of games.

ACU for online games in the third quarter 2010 was 538,000, representing a 19.7% sequential decrease compared to the second quarter of 2010 and a 26.3% increase over the third quarter 2009.  PCU for online games in the third quarter 2010 was 1,466,000, representing an 11.5% sequential decrease and a 14.5% increase over the third quarter 2009.  ACU and PCU were down on a sequential basis due to our cleanup of gold farming and robot accounts in the ZT Online Series of games.  ARPU for online games in the third quarter 2010 increased 0.8% sequentially and decreased 13.4% year-over-year quarterly to RMB225.0.  ARPU remained steady on a sequential basis, but remained at lower than historic levels as Giant’s newer games target various audiences with a broader range of spending habits.  APA for online games in the third quarter 2010 increased 4.4% sequentially and increased 35.1% from the third quarter 2009 to 1,497,000.  The sequential and year-over-year increases in APA are attributable to the increase in paying accounts within the Company’s ZT Online Series of games.

FOR IMMEDIATE RELEASE

Cost of Services.  Cost of services was RMB50.2 million (US$7.5 million), representing an increase of 7.1% from the second quarter 2010 and a 10.5% increase from the third quarter 2009.  The sequential increase of cost of services was mainly due to a RMB1.5 million increase of sales tax as a result of higher revenue in the third quarter 2010.

Gross Profit and Gross Margin.  Gross profit for the third quarter 2010 was RMB288.5 million (US$43.1 million), representing a 5.0% sequential increase and a 17.9% year-over-year quarterly increase.  Gross margin for the third quarter 2010 was 85.2%, essentially flat compared to 85.4% in the second quarter 2010 and slightly up from 84.3% in the third quarter 2009.

Operating Expenses. Total operating expenses for the third quarter 2010 were RMB94.3 million (US$14.1 million), representing a slight increase of 0.1% from RMB94.2 million in the second quarter 2010 and an increase of 77.5% from RMB53.1 million in the third quarter 2009.  The year-over-year increase in operating expenses is mainly attributable to higher R&D expenditure.

Research and product development (“R&D”) expenses for the third quarter 2010 increased 58.8% sequentially to RMB52.6 million (US$7.9 million) from RMB33.1 million in the second quarter 2010 and increased 114.3% year-over-year quarterly from RMB24.5 million in the third quarter 2009.  The sequential and year-over-year increase in R&D expenses was mainly due to increased compensation for R&D personnel as well as an increase in R&D headcount to support the development of new game projects.

Sales and marketing (“S&M”) expenses were RMB37.4 million (US$5.6 million) in the third quarter 2010, a sequential decrease of 17.5% from RMB45.4 million in the second quarter 2010, as the Company launched fewer new games and marketing campaigns during the third quarter 2010.  S&M expenses were up 23.2% year-over-year from RMB30.4 million as the company had limited its market activities last year.

General and administrative expenses (“G&A”) for the third quarter 2010 were RMB33.7 million (US$5.0 million), up 30.8% from RMB25.7 million in the second quarter 2010, and up 25.0% from RMB26.9 million in the third quarter 2009.  The sequential and year-over-year increases were mainly caused by incremental compensation expenses recorded for the repricing of certain incentive based share options and the Company’s granting of restricted shares during the second quarter 2010.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB29.4 million (US$4.4 million) in the third quarter 2010, a sequential increase of 193.9% and a year-over-year increase of 2.3%. These proceeds mainly relate to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

Interest Income.  Interest income for the third quarter 2010 was RMB37.1 million (US$5.5 million), compared to RMB30.5 million in the second quarter 2010 and RMB23.1 million in the third quarter 2009.

FOR IMMEDIATE RELEASE

Income Tax.  Income tax expense for the third quarter 2010 was RMB21.8 million (US$3.3 million), compared to income tax expense of RMB20.0 million in the second quarter 2010 and income tax expense of RMB18.1 million in the third quarter 2009.

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the third quarter 2010 was RMB208.7 million (US$31.2 million), an increase of 12.2% from RMB186.0 million in the second quarter 2010 and a year-over-year quarterly increase of 5.6% from RMB197.7 million. Net income attributable to the Company’s shareholders increased sequentially as a result of the increase in online game revenue and the increase of interest income during the third quarter 2010. The margin of net income attributable to the Company’s shareholders was 61.6% for the third quarter 2010, compared to 57.8% in the second quarter 2010 and 68.1% in the third quarter 2009.

Cash, Cash Equivalents, Short-Term Investments and Held-To-Maturity Investments.  As of September 30, 2010, Giant’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled RMB5,753.3 million (US$859.9 million), compared to RMB5,496.9 million as of June 30, 2010.  The sequential increase consists of cash generated by the Company’s operating business.

Share Repurchase Program. In August 2009, Giant implemented a share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs.  In August, 2010, the Board of Directors decided to extend  the term of the plan, which would have expired on August 30, 2010, for one additional year, unless further extended or shortened by the Board of Directors, as under the board resolution and as defined by SEC regulations.  To date, the Company did not repurchase any shares under the plan

Business Highlights and Outlook

ZT Online Series — During the third quarter 2010, Giant made significant enhancements to daily tasks and introduced engaging group PK and tag-team PK battles, casual card gameplay and new equipment called ‘Thunder Wings’ to the original ZT Online.  In September 2010, the Company released a new expansion pack to ZT Online Classic Edition, which features a new group tournament and more functions within the battle system. The first expansion pack for ZT Online Green Edition, featuring animals for transportation and battle, has been rolling out at a steady pace.  In addition, Giant continued to add new gameplay such as the ‘Brotherhood Union’, ‘Homeland Transfer’ and ‘Random Acquisition of Skills’ to keep current gamers engaged and to attract new players.

Giant Online — During the third quarter 2010, Giant released a new expansion pack featuring battles in space for Giant Online and focused efforts on developing in-game activities.  To fulfill players' continuous pursuit of new game content, the Company unlocked a new military rank called 'Major General' in the fourth quarter 2010.  The Taiwanese version of Giant Online entered into official open beta testing at the end of September 2010.

King of Kings III — The Company launched the first expansion pack for King of Kings III, which includes a dragon theme, during the third quarter 2010.  A second expansion pack, which will feature improved game mechanics and twenty-seven advanced professions derived from the three original basic roles, will be introduced towards the end of 2010.

FOR IMMEDIATE RELEASE

ZT Online 2 — As the Company’s revolutionary flagship product, ZT Online 2 not only introduces new gameplay to the ZT Online Series, but also adopts innovative artwork methods such as particle effects, photo backdrop and overlap to increase the overall graphical quality of the game.  In terms of game content, Giant combined casual game elements such as a farm game system and a magical pet raising system with hardcore PK elements to satisfy various gamer needs.  In addition, a revised in-game economy will be introduced for ZT Online 2.  In October 2010, the game underwent a server-pressure test with limited persistent accounts.  The purpose of the test was to check the capability of servers and collect feedback from the market.  ZT Online 2 is expected to begin unlimited closed beta testing during the fourth quarter 2010.

XT Online — A revised version of XT Online was launched in August 2010 and has been well received by gamers.  Towards the end of the third quarter, the Company introduced new instance dungeons, skills and other updates based upon gamers’ feedback.  Giant’s R&D team plans to roll out new content on a monthly basis to keep the game fresh. The Company plans to launch the open beta test for XT Online in 2011.

Dragon Soul — In August 2010, the Company carried out closed beta testing and many intriguing on-line and off-line promotional activities for Dragon Soul to attract gamers to participate. Throughout the third quarter 2010, Giant continued to add and optimize game content and features, which include additional enhancements to the Master-and-Apprentice system and animal pets for transportation and battle.  The first expansion pack, slated to launch towards the end of the fourth quarter 2010, will feature a fortune-telling system, new professions such as the Musician and additional monetization features.

The Golden Land — During the third quarter 2010, Giant continued to update The Golden Land, introducing the state battlefield as a new gameplay option and adding more attributes to the hero characters.  In Taiwan, The Golden Land remained one of the most popular webgames during the third quarter.  In August 2010, The Golden Land entered into a 3-day beta test without persistent user accounts in Japan and received positive feedback from gamers, helping Giant further optimize the game prior to the open beta test in Japan in October 2010.  In addition, the Company has signed license agreements to export the game to Brazil and Turkey, and expects to conduct an internal test for the Brazil market in November 2010.

Elsword — Elsword is a 3D side-scrolling, advanced casual game developed by KOG of South Korea Co., Ltd. (“KOG”).  Elsword has generated the best performance in terms of user numbers among all the licensed games operated by Nexon Corporation, one of the top online game companies in Korea.  Elsword has also been ranked the number one game year-round within the casual online games sector in Taiwan. Giant plans to conduct limited engineering testing towards the end of November 2010 and will proceed to commercially launch the game in mainland China in 2011.

Allods Online — Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru Inc. (“Mail.Ru”).  The Company is currently localizing and tailoring the game to Chinese gamers’ preferences, and expects to complete an initial Chinese version in the fourth quarter 2010 and launch engineering testing during the first half of 2011.

FOR IMMEDIATE RELEASE

Fourth Quarter 2010 Guidance — For the fourth quarter 2010, the Company expects the ZT Online Series of games and other games in our product portfolio to carry on the positive momentum experienced thus far in 2010.  As a result, the Company expects continued top-line growth in the fourth quarter 2010.

Conference Call

Giant’s senior management will host a conference call on November 16, 2010 at 8:00 pm (US Eastern Time) / 5:00 pm (US Pacific Time), which is November 17, 2010 at 9:00 am (Beijing Time) to discuss its 2010 third quarter financial results and recent business activity. The conference call may be accessed by calling +1 800 299 7098 (for callers in the US), +86 10 800 130 0399 (for Telecom callers in Southern China), +86 10 800 852 1490 (for Netcom callers in Southern China), +86 10 800 152 1490 (for Telecom callers in Northern China) or +1 617 801 9715 (for callers outside of the US and China) and entering passcode 94977411.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available starting 11:00 pm (US Eastern Time) on November 16, 2010, by calling +1 888 286 8010 (for callers in the US) or +1 617 801 6888 (for callers outside the US) and entering passcode 87419498.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.6905, which was the noon buying rate as of September 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods.  Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

FOR IMMEDIATE RELEASE

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	197,735,865	186,022,043	208,654,381	31,186,665

Share-based compensation	7,640,287	7,054,023	12,283,800	1,836,006

Non-GAAP net income attributable to the Company’s shareholders:	205,376,152	193,076,066	220,938,181	33,022,671

Non-GAAP earnings per share:

Basic	0.91	0.85	0.97	0.15
Diluted	0.88	0.82	0.95	0.14

Weighted average ordinary shares:

Basic	226,453,309	227,233,796	227,392,454	227,392,454
Diluted	234,274,321	234,089,527	233,497,787	233,497,787

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments.  Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, Dragon Soul, and My Sweetie.  Giant has several additional online games that it intends to launch, including ZT Online 2, Allods Online, and Elsword.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of September 30, 2010 consisted of over 130 distributors, and reached over 96,000 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the fourth quarter of 2010, the ability of ZT Online series to attract players and extend its life cycle with the enhancements introduced in the third quarter 2010, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2009, as filed with the Securities and Exchange Commission on June 7, 2010, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2009.  Our actual results of operations for the third quarter 2010 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (Shanghai): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 6451 1258 ir@ztgame.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Jason Marshall Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	854,016,847	2,673,694,945	605,049,628	90,434,142
Prepayments and other current assets	83,920,471	103,485,163	111,616,927	16,682,898
Accounts receivable	1,143,934	16,275,111	19,328,988	2,889,020
Due from a related party	-	3,572	-	-
Inventories	736,170	353,439	276,940	41,393
Deferred tax assets	69,577,691	76,447,887	87,715,173	13,110,406
Short-term investments	3,825,410,000	2,323,180,000	5,148,286,000	769,491,966

Total current assets	4,834,805,113	5,193,440,117	5,972,273,656	892,649,825
Non-current assets:
Property and equipment, net	187,574,442	149,935,585	151,985,957	22,716,681
Intangible assets, net	114,888,675	116,565,240	112,849,847	16,867,177
Due from R&D entity partners	-	13,185,600	11,245,600	1,680,831
Goodwill	6,224,587	6,224,587	6,224,587	930,362
Investment in an equity investee	-	2,787,260	2,597,350	388,215
Available-for-sale securities	475,021,469	427,248,585	431,544,605	64,501,099
Held-to-maturity securities	500,000,000	500,000,000	-	-
Deferred tax assets	9,257,497	11,686,618	12,305,523	1,839,253
Other assets	85,239,597	102,711,524	102,276,802	15,286,870

Total non-current assets	1,378,206,267	1,330,344,999	831,030,271	124,210,488

Total assets	6,213,011,380	6,523,785,116	6,803,303,927	1,016,860,313

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	93,434,907	103,541,179	108,370,100	16,197,608
Advances from distributors	77,997,941	53,588,141	88,112,867	13,169,848
Deferred revenue	314,761,757	352,121,774	385,348,531	57,596,373
Unrecognized tax benefit	8,821,098	11,838,570	12,028,576	1,797,859
Tax payable	1,011,813	9,795,947	20,372,954	3,045,057
Deferred tax liabilities	119,016	1,401,752	471,169	70,424

Total current liabilities	496,146,532	532,287,363	614,704,197	91,877,169

Non-current liabilities:
Deferred tax liabilities	-	303,722	245,109	36,635

Total non-current liabilities	-	303,722	245,109	36,635

Total liabilities	496,146,532	532,591,085	614,949,306	91,913,804

Shareholders’ equity
Ordinary shares	417	417	417	62
(par value US$0.0000002 per share;
500,000,000 shares authorized as at September30, 2009, June 30, 2010 and September 30, 2010  respectively; 263,110,626 shares issued and 226,441,541 shares outstanding at September 30, 2009,  263,110,626 shares issued and  227,348,625  shares outstanding at June 30, 2010,  263,110,626 shares issued and  227,455,322  shares outstanding at September 30, 2010)

Additional paid-in capital	6,024,441,066	6,054,941,806	6,069,015,652	907,109,432
Statutory reserves	43,890,273	43,890,273	43,890,273	6,560,089
Accumulated other comprehensive loss	(188,444,945)	(247,350,587)	(269,131,517)	(40,225,920)
Retained earnings	2,008,880,649	2,298,814,714	2,507,469,095	374,780,524
Treasury stock	(2,176,792,033)	(2,176,792,033)	(2,176,792,033)	(325,355,658)

Total shareholders’ equity	5,711,975,427	5,973,504,590	6,174,451,887	922,868,529

Non controlling interests	4,889,421	17,689,441	13,902,734	2,077,980

Total equity	5,716,864,848	5,991,194,031	6,188,354,621	924,946,509

Total liabilities and equity	6,213,011,380	6,523,785,116	6,803,303,927	1,016,860,313

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	30-Sep	30-June	30-Sep	30-Sep
	2009	2010	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	287,546,644	313,794,352	327,368,323	48,930,323
Licensing revenue	2,640,216	7,551,922	11,216,816	1,676,529
Other revenue, net	14,031	306,533	82,844	12,382

Total net revenue	290,200,891	321,652,807	338,667,983	50,619,234

Cost of services	(45,436,528)	(46,886,113)	(50,195,467)	(7,502,499)

Gross profit	244,764,363	274,766,694	288,472,516	43,116,735

Operating (expenses) income:
Research and product development expenses	(24,538,213)	(33,125,895)	(52,596,816)	(7,861,418)
Sales and marketing expenses	(30,394,878)	(45,393,654)	(37,438,525)	(5,595,774)
General and administrative expenses	(26,915,756)	(25,729,485)	(33,652,902)	(5,029,953)
Government financial incentives	28,730,000	10,000,000	29,386,000	4,392,198

Total operating expenses	(53,118,847)	(94,249,034)	(94,302,243)	(14,094,947)

Income from operations	191,645,516	180,517,660	194,170,273	29,021,788

Interest income	23,102,435	30,454,426	37,127,065	5,549,221
Other income (expense), net	748,786	(6,227,159)	(2,451,391)	(366,399)

Income before income tax expenses, and share of loss of an equity investee	215,496,737	204,744,927	228,845,947	34,204,610

Income tax expense	(18,051,287)	(20,041,347)	(21,781,031)	(3,255,516)
Share of loss of an equity investee	-	(128,496)	(189,911)	(28,385)

Net income	197,445,450	184,575,084	206,875,005	30,920,709

Net loss attributable to non controlling interest	290,415	1,446,959	1,779,376	265,956

Net income attributable to the Company’s shareholders	197,735,865	186,022,043	208,654,381	31,186,665

Other comprehensive loss, net of tax
Foreign currency translation	(1,116,473)	(12,480,121)	(31,809,524)	(4,754,432)
Unrealized holding (loss)gain	(3,107,122)	(12,238,203)	10,028,594	1,498,930
Reclassification adjustment	(1,813,513)	-	-	-
Total other comprehensive loss, net of tax	(6,037,108)	(24,718,324)	(21,780,930)	(3,255,502)

Comprehensive income	191,698,757	161,303,719	186,873,451	27,931,163

Earnings per share:

Basic	0.87	0.82	0.92	0.14
Diluted	0.84	0.79	0.89	0.13

Weighted average ordinary shares:

Basic	226,453,309	227,233,796	227,392,454	227,392,454
Diluted	234,274,321	234,089,527	233,497,787	233,497,787

Exhibit 99.2

GIANT

2010 Third Quarter Results Presentation

November 17, 2010

GIANT

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2010 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed

GIANT

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$1.6 Billion** *November 15, 2010*
Fully Diluted Shares:	**Approximately 233 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 2,800 including 1,200 liaison personnel**
Investor Information:	**www.ga-me.com**

GA LISTED NYSE

© 2010 Giant Interactive Group, Inc. All Rights Reserved
4

Key Operational and Financial Highlights

© 2010 Giant Interactive Group, Inc. All Rights Reserved

Key Quarterly Operating Metrics

GIANT

Active Paying Accounts (APA)

Accounts in Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,236
1,204
1,108
1,138
1,373
1,435
1,497
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Average Concurrent Users (ACU)

Users in Thousands
700
600
500
400
300
200
100
0
531
453
426
485
588
670
538
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Average Revenue per User (ARPU)

RMB
400
350
300
250
200
150
100
50
0
300
300
259
241
220
223
225
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Peak Concurrent Users (PCU)

Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,572
1,440
1,281
1,391
1,611
1,657
1,466
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

© 2010 Giant Interactive Group, Inc. All Rights Reserved

6

Solid Profitability and High Margins

GIANT

Net Revenue

US Dollars in millions
0
10
20
30
40
50
60
54.7
53.3
42.5
40.4
44.6
47.4
50.6
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Gross Profit Margin

60%
65%
70%
75%
80%
85%
90%
95%
84.0%
85.0%
84.3%
83.9%
85.2%
85.4%
85.2%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Net Income

US Dollars in millions
0
5
10
15
20
25
30
35
40
33.9
34.0
29.0
29.0
27.1
27.4
31.2
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Net Income Margin

50%
55%
60%
65%
70%
75%
80%
62.1%
63.7%
68.1%
71.7%
60.9%
57.8%
61.6%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

© 2010 Giant Interactive Group, Inc. All Rights Reserved

7

Q3 2010 Key Financial Highlights

(In millions, except EPS data)	Q3 2010 US$	Q3 2010 RMB	Q2 2010 RMB	Q-o-Q %	Q3 2009 RMB	Y-o-Y %	Margins
Total Net Revenue	50.6	338.7	321.7	5.3%	290.2	16.7%	
Cost of Services	7.5	50.2	46.9	7.1%	45.4	10.5%	
Gross Profit	43.1	288.5	274.8	5.0%	244.8	17.9%	85.2%
Operating Expenses	14.1	94.3	94.2	0.1%	53.1	77.5%	
Income from Operations	29.0	194.2	180.5	7.6%	191.6	1.3%	57.3%
Net Income Attributable to the Company's Shareholders	31.2	208.7	186.0	12.2%	197.7	5.6%	61.6%
Basic EPS (RMB)		0.92	0.82	12.2%	0.87	5.7%	
Diluted EPS (RMB)		0.89	0.79	12.7%	0.84	6.0%	

			Q2 2010 US$	Q-o-Q %	Q3 2009 US$	Y-o-Y %	
Basic EPS (US$)	0.14		0.12	16.7%	0.13	7.7%	
Diluted EPS (US$)	0.13		0.12	8.3%	0.12	8.3%	

© 2010 Giant Interactive Group, Inc. All Rights Reserved
8

Strong Balance Sheet

(In millions)	Sep 30, 2010 US$	Sep 30, 2010 RMB	Jun 30, 2010 RMB	Sep 30, 2009 RMB
Cash, Cash Equivalents, Short-Term Investments & Held-To-Maturity Investments	859.9	5,753.3	5,496.9	5,179.4
Current Assets	892.6	5,972.3	5,193.4	4,834.8
Total Assets	1,016.9	6,803.3	6,523.8	6,213.0
Current Liabilities	91.9	614.7	532.3	496.1
Total Liabilities	91.9	614.9	532.6	496.1
Shareholders' Equity	922.9	6,174.5	5,973.5	5,712.0
Non-controlling Interest	2.1	13.9	17.7	4.9
Total Liability and Equity	1,016.9	6,803.3	6,523.8	6,213.0

© 2010 Giant Interactive Group, Inc. All Rights Reserved
9

Operational Updates

© 2010 Giant Interactive Group, Inc. All Rights Reserved

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Milestones	Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs introduced since launch • Monetization restructuring in 3Q08 • Now also available in Vietnam and Russia	Made significant enhancements to daily tasks and introduced engaging group PK and tag-team PK battles, casual card gameplay and new equipment called 'Thunder Wings' in 3Q10
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty	Launched a new expansion pack in 3Q10
ZT Online Green	• Open beta testing launched at end of 1Q10 • Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • New maps, skills, items, and other game features	The first expansion pack has been rolling out at a steady pace in 3Q10
ZT Online 2	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • Revised economic system targeting gamers of different spending habits to attract more players • Innovative artwork methods adopted to improve graphical quality in gameplay	Underwent a server-pressure test with limited persistent accounts in October 2010; unlimited closed beta testing expected in 4Q10

© 2010 Giant Interactive Group, Inc. All Rights Reserved
11

A Growing Product Portfolio

GIANT

Games	Game History and Milestones	Initiatives
Giant Online	• Open beta testing launched at end of 1Q08 • Carried out two-year anniversary promotions in 2Q10 • Taiwanese version entered into official open beta testing at end of 3Q10	Unlocked a new military rank called 'Major General' in 4Q10
My Sweetie	• Part of our Win@Giant program from 1Q09 • 2.5D free-to-play casual MMORPG involving virtual pets	Continuous updating and developing a combat version for engineering testing in 4Q10
The Golden Land	• Our first self-developed webgame, with a medieval strategy theme • New version with improved PVE system released in 2Q10 • Remained one of the most popular webgames in Taiwan in 3Q10 • Open beta in Japan in October 2010	Agreements signed to license to Brazil and Turkey; Internal testing for Brazil market expected in November 2010
King of Kings III	• GA acquired rights to operate in China in 2007 • The first expansion pack launched in 3Q10	The second expansion pack to be introduced towards end of 2010
XT Online	• Part of our Win@Giant program from 2Q09 • 2.5D ancient Chinese martial arts MMORPG • Revised version launched in August 2010	New content to be rolling out on a monthly basis; Open beta testing expected in 2011
Dragon Soul	• 3D ancient Chinese PK MMORPG • Developed by our R&D office in Chengdu, Sichuan • Closed beta testing and many promotional activities in August 2010	The first expansion pack slated towards end of 4Q10
Elsword	• GA acquired exclusive rights to operate in China in 2010 • 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea	Limited engineering testing expected towards end of November 2010; Commercially launch in mainland China in 2011
Allods Online	• GA acquired exclusive rights to operate in China in 2010 • Award-winning Russian 3D free-to-play fantasy MMORPG game with a science fiction twist	Expect to complete an initial Chinese version in 4Q10; engineering testing in 1H11

© 2010 Giant Interactive Group, Inc. All Rights Reserved
12

Q3 2010 Marketing and Distribution Network

GIANT

Enhanced Marketing Efficiency in Q3'10

- 320 liaison offices
- 1,200 dedicated liaison personnel
- 130 distributors
- 96,000 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

GIANT

Maximize Player Awareness and Game Recognition to Improve Penetration

© 2010 Giant Interactive Group, Inc. All Rights Reserved
13

Business Outlook

© 2010 Giant Interactive Group, Inc. All Rights Reserved

Growth Strategies

To Develop and Operate the Largest Online Game Network in Asia

GIANT

1. Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles

2. Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base

3. Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

© 2010 Giant Interactive Group, Inc. All Rights Reserved

15

Expanding into New Genres of Online Gaming

- Goal: capture gamers with a broader array of preferences
- Initiative: Utilize innovation and creativity derived from Win@Giant Incubation Program to bring games in new genres to market

Existing Genres of Giant Games

Hardcore, combat-centric PK MMORPGs

ZT Online* and *Giant Online

Expanding into new genres with the help of Win@Giant

Hardcore, combat-centric PK MMORPGs

ZT Online, Giant Online, King of Kings III, XT Online, ZT Online 2, Dragon Soul,* and *Allods Online

Casual MMORPGs

My Sweetie

Webgames

The Golden Land

Advanced Casual Games

Elsword

© 2010 Giant Interactive Group, Inc. All Rights Reserved

16

Near-term Expectation

© 2010 Giant Interactive Group, Inc. All Rights Reserved
17